UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

KSW, INC.

(Name of Subject Company)

KSW, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

48268 R106

(CUSIP Number of Class of Securities)

Floyd Warkol

Chief Executive Officer

KSW, Inc.

37-16 23rd Street

Long Island City, New York 11101

(718) 361-6500

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Robb L. Tretter, Esq.

Adam M. Adler, Esq.

Bracewell & Giuliani LLP

1251 Avenue of the Americas

New York, New York 10020

(212) 508-6100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 1 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement under Section 14(d)(4) of the Securities Exchange Act of 1934 on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities Exchange Commission (the “SEC”) on September 12, 2012 by KSW, Inc., a Delaware corporation (the “Company”). The Statement relates to the cash tender offer by Kool Acquisition Corporation, a Delaware Corporation (the “Purchaser”), and wholly-owned subsidiary of Kool Acquisition LLC, a Delaware limited liability company (the “Parent”), both of which are direct and indirect wholly-owned subsidiaries of The Related Companies, L.P., a Delaware limited partnership (the “Parent Guarantor”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company at a purchase price of $5.00 per share, net to the holder in cash, without interest thereon and less any required withholding taxes, upon the terms and conditions as disclosed in the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”) filed by the Purchaser on September 12, 2012. The Offer to Purchase and Letter of Transmittal are filed as Exhibits(a)(1)(A) and (a)(1)(B) to the Statement, respectively, and are incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined have the meanings ascribed to them in the Statement.

ITEM 8.	ADDITIONAL INFORMATION

Item 8, “Additional Information,” is hereby amended and supplemented by:

Inserting, after the fifth paragraph entitled “Section 14(f) Information Statement” on page 21 of the Statement, a new paragraph entitled “Litigation” and the following:

“On September 18, 2012 a putative stockholder class action lawsuit was filed against the Company, the Company Board, Offeror, Parent and Parent Guarantor in the Court of Chancery of the State of Delaware encaptioned Thomas McCormack v. KSW, Inc. et al., Case No. CA7875. The plaintiff in the case purports to sue on behalf of a class of Company stockholders and alleges that the members of the Company Board breached their fiduciary duties by, among other things, the Company entering into the proposed transaction with affiliates of Parent Guarantor without taking reasonable steps to maximize stockholder value and without performing a meaningful market check or bargaining for a “go shop”, agreeing to sell the Company at an inadequate price, and filing a materially incomplete and misleading Schedule 14D-9. The complaint also alleges that Offeror, Parent and Parent Guarantor aided and abetted the purported breach of fiduciary duties. The complaint seeks, among other things, an injunction prohibiting consummation of the proposed transaction or, if the transaction is consummated, rescinding the transaction or rescissory damages, and costs, including reasonable attorneys’ fees, expenses, and expert fees. In addition, on September 19, 2012, the plaintiffs filed a motion for a preliminary injunction.

On September 18, 2012, a putative stockholder class action lawsuit was filed against the Company, the Company Board, Offeror, Parent and Parent Guarantor in the Supreme Court of the State of New York encaptioned Special Trading Fund v. Floyd Warkol et al., Index No. 653253/2012. The plaintiff in the case purports to sue on behalf of a class of Company stockholders and alleges that the members of the Company Board breached their fiduciary duties by, among other things, causing the Company to enter into the proposed transaction with affiliates of Parent Guarantor as a result of an inadequate sales process, agreeing to preclusive deal protection devices that unduly restrict the ability of other potential acquirers to bid on the Company successfully, and filing a materially incomplete and misleading Schedule 14D-9. The complaint also alleges that Offeror, Parent and Parent Guarantor aided and abetted the purported breach of fiduciary duties. The complaint seeks, among other things, compensatory and rescissory damages, and costs, including reasonable attorneys’ fees, expenses, and expert fees.

The Company believes the allegations in the complaints lack merit, and intends to vigorously defend the actions.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

KSW, INC.
By:	/s/ Floyd Warkol
Name:	Floyd Warkol
Title:	Chairman and Chief Executive Officer

Dated: September 19, 2012